Filed by The Walt Disney Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Twenty-First Century Fox, Inc.
Commission File No.: 001-32352

The following e-mail was distributed to all employees and cast members of The Walt Disney Company worldwide on December 14, 2017 and posted on the company’s internal website and electronic newsletter

EMAIL SUBJECT:  “An Historic Day for The Walt Disney Company”

Dear Fellow Employee,

I am very pleased to tell you that we have entered an agreement to acquire a truly stellar collection of entertainment businesses and franchises from 21st Century Fox. The deal includes 20th Century Fox Film and Television, along with a broad collection of valuable cable properties including FX Networks, the National Geographic channels, Fox Sports Regional Networks, Fox Networks Group International and Star India, as well as Fox’s interests in Hulu, Sky plc, Tata Sky, and Endemol Shine Group.

This is an historic move forward for us, one that reflects a rapidly evolving media landscape that is increasingly defined by transformative technology and consumer trends and expectations. Empowered by new and exciting technology, today’s consumers want more access to entertainment and information…and they want their entertainment experiences to be more compelling, easier to find, and easier to use.

Bringing Disney and 21st Century Fox together will combine some of the world’s most iconic entertainment franchises along with great creative talent and a broad international presence to create a multi-faceted global entertainment company with the content, the platforms, and the reach to meet the growing demands of consumers around the world.

We are very pleased with the prospect of gaining 21st Century Fox’s extensive international properties, which allow us to substantially enhance our global footprint with world-class offerings in key regions. Star India alone reaches 720 million viewers a month and Fox Networks Group International includes 350 channels in 170 different countries. Fox also owns 39% of Sky – one of the most successful and innovative television companies in Europe. They hope to close their purchase of the rest of that company next summer, which would give us a direct relationship with the nearly 23 million households Sky reaches in that region.

Given 21st Century Fox’s collection of valuable content and its direct-to-consumer capabilities and experience in The Americas, Europe, and Asia, this acquisition will expand our direct-to-consumer offerings and significantly accelerate our strategy in that direction. It will also give us a controlling interest in Hulu, which opens up even greater potential for us to grow and enhance that platform. As I’ve said before, creating a direct relationship with consumers is vital to the future of our media businesses. It’s one of our highest priorities as a company, and for me it’s one of the most interesting and exciting aspects of this deal.
The combination of Fox’s creative properties with Disney, Pixar, Marvel, Lucasfilm, ESPN, and ABC offers the opportunity for us to create even more compelling entertainment experiences and value propositions that appeal to a broad global audience.

On a personal note, I often say that leading this phenomenal company is the privilege of a lifetime, because I get to work with so many incredibly creative, dedicated, and inspiring people. The deal we announced today makes me even more optimistic and energized about our future, and I appreciate the opportunity to continue to lead you through this dynamic era of change and new possibilities. I remain completely awed by your collective talent and immensely grateful for your support as we write the next exciting chapter in Disney’s legendary story together.

Regards,
Bob

You can learn more about the deal and what it means for our company, our future, and our various businesses around the world by reading our press release about the transaction by listening to a replay of our conversation with investors this morning.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between The Walt Disney Company (“Disney”) and Twenty-First Century Fox, Inc. (“21CF”), Disney and 21CF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Disney and 21CF that also constitutes a prospectus of Disney. 21CF will file with the SEC a registration statement for a newly formed subsidiary (“SpinCo”), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF and Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which 21CF or Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by 21CF and Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of :

21CF	Disney
1211 Avenue of Americas	c/o Broadridge Corporate Issuer Solutions
New York, NY 10036	P.O. Box 1342
Attention: Investor Relations	Brentwood, NY 11717
1 (212) 852 7059	Attention: Disney Shareholder Services
1 (855) 553 4763

Participants in the Solicitation

21CF, Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 13, 2017, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4, the joint proxy statement/prospectus and the registration statement of SpinCo.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (ii) the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction, (iii) the risk that a condition to closing of the transaction may not be satisfied (including, but not limited to, the receipt of legal opinions and rulings with respect to the treatment of the transaction under U.S. and Australian tax laws), including a legal opinion on the tax-free treatment of the transaction to 21CF’s stockholders, (iv) the risk that the anticipated tax treatment of the transaction is not obtained, (v) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the Separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (vi) potential litigation relating to the proposed transaction that could be instituted against 21CF, Disney or their respective directors, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) negative effects of the announcement or the consummation of the transaction on the market price of Disney’s common stock, (x) risks relating to the value of the Disney shares to be issued in the transaction and uncertainty as to the long-term value of Disney’s common stock, (xi) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Disney’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (xii) the risks and costs associated with, and the ability of Disney to, integrate the businesses successfully and to achieve anticipated synergies,  (xiii) the risk that disruptions from the proposed transaction will harm 21CF’s or Disney’s business, including current plans and operations, (xiv) the ability of 21CF or Disney to retain and hire key personnel, (xv) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S., Australian or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed transactions or cause the terms of the proposed transactions to be modified, (xvi) as well as management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transactions, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transactions, as well as in the registration statement filed with respect to SpinCo. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the registration statement of SpinCo are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on  21CF’s or Disney’s consolidated financial condition, results of operations, credit rating or liquidity. Neither 21CF nor Disney assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.